UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.   20549
                         _________________________

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 4)

                      Odyssey Marine Exploration, Inc.
---------------------------------------------------------------------------
                             (Name of Issuer)

                 Common Stock, $0.0001 par value per share
---------------------------------------------------------------------------
                     (Title of Class of Securities)

                                  676118 10 2
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                                 (CUSIP Number)

                             James E. MacDougald
                       260 1st Avenue South, Suite 110
                       St. Petersburg, Florida 33701
                               (727) 823-9292
---------------------------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)

                           September 24, 2004
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          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

                                SCHEDULE 13D
CUSIP No. 676118 10 2                                      Page 2 of 7 Pages

---------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
---------------------------------------------------------------------------
        MacDougald Family Limited Partnership
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [X]
                                                                (b) [ ]
---------------------------------------------------------------------------
3	SEC USE ONLY

---------------------------------------------------------------------------
4	SOURCE OF FUNDS

        Not applicable
---------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(E):

---------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

        MacDougald Family Limited Partnership is organized as a Nevada limited partnership.
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        NUMBER OF SHARES               7    SOLE VOTING POWER
	BENEFICIALLY
	OWNED BY EACH
	REPORTING
        PERSON WITH                         3,594,008
                                      -------------------------------------
                                       8    SHARED VOTING POWER

                                      -------------------------------------
                                       9    SOLE DISPOSITIVE POWER

                                            3,594,008
                                      -------------------------------------
                                      10    SHARED DISPOSITIVE POWER

---------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,594,008
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES:

---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.3%
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14	TYPE OF REPORTING PERSON

        PN
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



                               SCHEDULE 13D
CUSIP No. 676118 10 2                                      Page 3 of 7  Pages
---------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        MacDougald Management, Inc.
---------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [X]
                                                                (b) [ ]
---------------------------------------------------------------------------
3	SEC USE ONLY

---------------------------------------------------------------------------
4	SOURCE OF FUNDS

        Not applicable
---------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(E):

---------------------------------------------------------------------------

6	CITIZENSHIP OR PLACE OF ORGANIZATION

        MacDougald Management, Inc. is a Nevada corporation.
---------------------------------------------------------------------------
        NUMBER OF SHARES               7    SOLE VOTING POWER
	BENEFICIALLY
	OWNED BY EACH
	REPORTING
        PERSON WITH                         3,594,008
                                      -------------------------------------
                                       8    SHARED VOTING POWER

                                      -------------------------------------
                                       9    SOLE VOTING POWER

                                            3,594,008
                                      -------------------------------------
                                      10    SHARED DISPOSITIVE POWER

---------------------------------------------------------------------------
11	SOLE VOTING POWER

        3,594,008
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES:

---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.3%
---------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON

        CO
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



                                SCHEDULE 13D
CUSIP No. 676118 10 2                                      Page 4 of 7 Pages
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1	NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        James E. MacDougald
---------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [X]
                                                                (b) [ ]
---------------------------------------------------------------------------
3	SEC USE ONLY

---------------------------------------------------------------------------
4	SOURCE OF FUNDS

        Not applicable
---------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E):

---------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
---------------------------------------------------------------------------
        NUMBER OF SHARES               7    SOLE VOTING POWER
	BENEFICIALLY
	OWNED BY EACH
	REPORTING
        PERSON WITH                         3,594,008
                                      -------------------------------------
                                       8    SHARED VOTING POWER

                                      -------------------------------------
                                       9    SOLE DISPOSITIVE POWER

                                            3,594,008
                                      -------------------------------------
                                      10    SHARED DISPOSITIVE POWER

---------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,594,008
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES:

---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.3%
---------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON

        IN
---------------------------------------------------------------------------

    This Amendment No. 4 to Schedule 13D (this "Amendment No. 4") hereby amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on March 9, 2001 (the "Initial Schedule 13D") by MacDougald Family Limited Partnership, a Nevada limited partnership ("MFLP"), MacDougald Management, Inc., a Nevada corporation ("MMI"), and James E. MacDougald (collectively, the "Reporting Persons"), as amended by Amendment No. 1 thereto filed on October 25, 2001 ("Amendment No. 1"), Amendment No. 2 thereto filed on November 20, 2003 ("Amendment No. 2"), and Amendment No. 3 thereto filed on September 23, 2004. This Amendment No. 4, together with the Initial Schedule 13D, Amendment No. 1, Amendment No. 2, and Amendment No. 3 are referred to collectively as the "Schedule 13D". The information set forth in Item 1 below is being included for reference purposes, but no change has occurred
with respect to such information.   Unless otherwise defined herein, all
capitalized terms shall have the meanings ascribed to them in the Schedule
13D.

    This Amendment No. 4 is being filed to report the sale by the Reporting Persons of certain of the outstanding shares of Common Stock (defined in Item 1 below) held by the Reporting Persons.

Item 1.  Security of Issuer

    This Amendment No. 4 relates to shares of common stock, $0.0001 par value per share ("Common Stock"), of Odyssey Marine Exploration, Inc., a Nevada corporation (the "Issuer"), whose principal executive offices are located at 3604 Swann Avenue, Tampa, Florida 33609.

Item 4.  Purpose of Transaction

       This amendment is being filed to report the sale by MFLP of an aggregate of 1,119,900 shares of Common Stock.

       On September 24, 2004, MFLP sold 1,119,900 shares of Common Stock in open market transactions, pursuant to an effective Registration Statement on Form S-3 and the prospectus included therein.

       With respect to its remaining holdings of Securities, MFLP will continue to monitor its investment in, and ownership of, the Securities and may, as result thereof, determine to sell, transfer, or exchange the Securities to affiliates or third parties through private placements or market sales, acquire additional Securities, warrants, or options, or maintain its ownership position.

       Except as indicated in the Schedule 13D, the Reporting Persons have no plans or proposals which relate to or would result in:

    (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

    (b) an extraordinary corporate transaction, such as a merger, organization or liquidation, involving the Issuer or any of its subsidiaries;

    (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

    (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

    (e) any material change in the present capitalization or dividend policy of the Issuer;


                                  Page 5 of 7 Pages

    (f) any other material change in the Issuer's business or corporate structure;

    (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

    (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

    (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

    (j)     any action similar to any of those enumerated above.

Item 5.  Interest in Securities of Issuer

    (a) As of the date of hereof, the Reporting Persons beneficially own an aggregate of 3,594,008 shares of Common Stock, which represents approximately 9.26% of the shares of Common Stock which were outstanding as of May 31, 2004 (as reported by the Issuer in its Quarterly Report on Form 10-QSB filed on July 15,
            2004).

    (b) For purposes of Section 13 of the Securities Act of 1933, as amended, MMI may be deemed to control MFLP, and James E.
            MacDougald may be deemed to control MMI and MFLP.   Each of the
            Reporting Persons may thus be considered to beneficially own and to have sole voting and dispositive power with respect to all the Securities beneficially owned by MFLP.

    (c) The sales of the Common Stock by the Reporting Persons since those reported in Amendment No. 3 the is set forth in Exhibit 11 attached hereto and which is incorporated by reference herein.

Item 7.  Material to Be Filed as Exhibits

      Exhibit 11 Table of Transactions in the Common Stock by Reporting Persons Since the Filing of Amendment No. 3.


                                  Page 6 of 7 Pages

                                     Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 28, 2004              MACDOUGALD FAMILY
                                        LIMITED PARTNERSHIP

                                        By:  MacDougald Management, Inc.
                                             its General Partner

                                             /s/James E. MacDougald
                                             -----------------------------
                                             James E. MacDougald,
                                             President


Dated:  September 28, 2004              MACDOUGALD MANAGEMENT,
                                        INC.


                                        /s/James E. MacDougald
                                        ---------------------------------
                                        James E. MacDougald,
                                        President


Dated:  September 28, 2004
                                        /s/James E. MacDougald
                                        ---------------------------------
                                        James E. MacDougald (Individually)


                                  Page 7 of 7 Pages

                               INDEX TO EXHIBITS

Exhibit
Number                    Description of Exhibits
------                    -----------------------

11        --      Table of Transactions in the Common Stock by Reporting
                  Persons Since the Filing of Amendment No. 3.

                                                                  Exhibit 11
                                                                  ----------
                     TRANSACTIONS IN SHARES EFFECTED BY
                     REPORTING PERSONS SINCE THE FILING
                     OF AMENDMENT NO. 3 TO SCHEDULE 13D



                               Nature of      Date of Transaction   Number of  Price Per
        Name                 Transaction(1)      (Trade Date)         Shares      Share
        ----                 --------------      ------------         ------      -----

MacDougald Family Limited         Sale             09/24/04          600,000      $2.10
Partnership
                                  Sale             09/24/04          519,900      $2.10


____________________________
(1)	Sales were effected in an open market transactions.
